Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  July 9, 2012

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed July 9, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated June 19, 2012 we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on July 9, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

GENERAL

     1. SECTION (A)(2) OF RULE 419 DEFINES A BLANK CHECK COMPANY AS A COMPANY THAT IS ISSUING PENNY STOCK THAT IS "A DEVELOPMENT STAGE COMPANY THAT HAS NO SPECIFIC BUSINESS PLAN OR PURPOSE OR HAS INDICATED THAT ITS BUSINESS PLAN IS TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES, OR OTHER ENTITY." IN DISCUSSING THIS DEFINITION IN THE ADOPTING RELEASE, THE COMMISSION STATED THAT IT WOULD "SCRUTINIZE OFFERINGS FOR ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." SEE SECURITIES ACT RELEASE NO. 33-6932 (APRIL 28, 1992).

          YOUR DISCLOSURE INDICATES THAT YOU ARE A DEVELOPMENT STAGE COMPANY THAT INTENDS TO PROVIDE A RANGE OF SERVICES TO BUSINESSES. YOUR DISCLOSURE SHOWS THAT YOU HAVE NO ASSETS, NO REVENUES, NO OPERATIONS, NO DEVELOPED WEBSITE, AND NO CONTRACTS REGARDING THE COMPANY'S PROPOSED PRODUCTS OR SERVICES. WE ALSO NOTE YOUR DISCLOSURE THAT THIS OFFERING WILL NOT PROVIDE YOU WITH SUFFICIENT FUNDS TO PROVIDE THE PROPOSED SERVICES. IN VIEW OF THE FOREGOING, IT APPEARS THAT YOUR PROPOSED BUSINESS MAY BE COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY.

          ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C OR SUPPLEMENTALLY PROVIDE A DETAILED EXPLANATION AS TO WHY RULE 419 DOES NOT APPLY TO THIS OFFERING. IF YOU BELIEVE THAT YOU DO NOT FALL WITHIN THE DEFINITION OF A BLANK CHECK COMPANY, APPROPRIATE DISCLOSURE TO DEMONSTRATE YOUR STATUS AS A NON-BLANK CHECK COMPANY SHOULD BE INCLUDED IN THE PROSPECTUS AS WELL AS A SPECIFIC BUSINESS PLAN. PLEASE REFER TO ITEM 101(A)(2) OF REGULATION S-K. WE OFFER THE FOLLOWING COMMENTS TO HELP YOU REVISE YOUR DISCLOSURE.

Company response: The Company is not a "blank check company." Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), states, in relevant part, that:

          . . . the term "blank check company" shall mean a company that:
     * Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
     *    Is issuing "penny stock," as defined in Rule 3a51-1 under the
          Securities Exchange Act of 1934. . . .

SEE ALSO Securities Actss.7(b)(3). By its terms, "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan.
- e.g. to develop and market software programs . . . ." Harold S. Bloomenthal,
SECURITIES LAW HANDBOOK vol. 1 457 (2001).

In several places of the Company's Form S-1, filed May 23, 2012, the Company states its specific business plan. For example, on page 18, the Company states:

          We are in the early stages of developing our business, which offers a variety of services for business owners, depending on their specific business needs. These services include business and marketing plan preparation, financial search and procurement, IT consulting services, management development and human resources advising. We plan to focus on offering our services to start-up businesses, preferably in the earlier stages of operation. . . . During the next 12 months, we plan to:

          *    Find investors to be fully financed;
          *    Set up office infrastructure; and
          * Set up website and create marketing material, forms, corporate stationary and business cards

          Within the first 12 months, we intend to:

          *    Be fully operational;
          *    Expand network of specialized consultants;
          * Evaluate countries and cities for additional branches of operation; and
          *    Evaluate financing options to fund expansion.

The Company also discloses parts of its business plan in its Management's Discussion and Analysis of Financial Condition and Plan of Operation on page 24 of its Form S-1, filed May 23, 2012. Therefore, the Company has a business plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to develop and market its business services and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule
419. The Company's factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. - e.g. to develop and market software programs . . . ."

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. SCOPE OF RULE 419 , that, "Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering." The Company has not indicated in any manner whatsoever that the Company plans to merge with an unidentified company or companies, nor does the Company have any plans to merge with an unidentified company or companies. Additionally, the Company has does not have a plan or intention to be acquired by or to merge with an operating company and does not have a plan to enter into a change of control or similar transaction or to change our management. Please see page 18 of the Form S-1 for such disclosure.

     2. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY, AND REVISE YOUR PROSPECTUS TO:

     *    DESCRIBE HOW AND WHEN A COMPANY MAY LOSE EMERGING GROWTH COMPANY
          STATUS;

     * BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

     *    STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT:

          * IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

          * IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

          IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

Company response:  The Company has added the following text to:

     (i) The prospectus cover page: "We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements."

     (ii) Page 4:

          We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "RISK FACTORS--RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK - WE ARE AN `EMERGING GROWTH COMPANY' AND WE CANNOT BE CERTAIN IF THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS" on page 14 of this prospectus.

     (iii) Page 14:

          REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

          We are an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of
          Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

          Under the Jumpstart Our Business Startups Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

     (iv) Page 14:

          However, for as long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of
          Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an "emerging growth company."

          We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

          After, and if ever, we are no longer an "emerging growth company," we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not "emerging growth companies," including Section 404 of the Sarbanes-Oxley Act.

     (v)  Page 26:

          EMERGING GROWTH COMPANY

          The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

     3. PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDE IN RELIANCE ON
          SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Company response:  This comment appears to not apply to the Company.

     4. PLEASE PROVIDE US WITH SUPPORT FOR ALL QUANTITATIVE AND QUALITATIVE BUSINESS AND INDUSTRY DATA USED IN THE REGISTRATION STATEMENT. FOR EXAMPLE ONLY, WE NOTE YOUR DISCLOSURE ON PAGE 19. CLEARLY MARK THE SPECIFIC LANGUAGE IN THE SUPPORTING MATERIALS THAT SUPPORTS EACH STATEMENT. THE REQUESTED INFORMATION SHOULD BE FILED AS EDGAR CORRESPONDENCE OR, ALTERNATIVELY, SHOULD BE SENT IN PAPER FORM ACCOMPANIED BY A COVER LETTER INDICATING THAT THE MATERIAL IS BEING PROVIDED PURSUANT TO SECURITIES ACT RULE 418 AND THAT SUCH MATERIAL SHOULD BE RETURNED TO THE REGISTRANT UPON COMPLETION OF THE STAFF REVIEW PROCESS.

Company response:  This comment appears to not apply to the Company.

REGISTRATION STATEMENT COVER PAGE

     5. WE NOTE THAT YOUR OPERATIONS ARE BASED IN SWITZERLAND. PLEASE REVISE TO PROVIDE THE ADDRESS OF YOUR MAIN OFFICE INSTEAD OF THE ADDRESS OF YOUR REGISTERED AGENT. ADDITIONALLY, PLEASE REVISE YOUR DISCLOSURE ON PAGE 20 TO PROVIDE YOUR OFFICE ADDRESS.

Company response: The Company has changed its address to its in Switzerland. Please see the facing sheet of the Form S-1, and pages 4, 20, 27, and 29, of the Form S-1.

COVER PAGE

     6. PLEASE ENSURE THAT YOUR COVER PAGE DOES NOT EXCEED ONE PAGE IN LENGTH AS REQUIRED BY ITEM 501(B) OF REGULATION S-K. THE COVER PAGE SHOULD BE LIMITED TO INFORMATION REQUIRED BY ITEM 501 AND OTHER INFORMATION THAT IS KEY TO AN INVESTMENT DECISION. SOME OF THE DETAILS OF THE OFFERING MAY BE MORE APPROPRIATE FOR THE PROSPECTUS SUMMARY OR THE BODY OF THE PROSPECTUS. PLEASE REVISE ACCORDINGLY.

Company response: The Company has removed 4 paragraphs from the prospectus cover page and moved it to the Prospectus Summary section on page 4.

     7. PLEASE REVISE TO CLARIFY THAT YOUR OFFICER WILL NOT RECEIVE ANY COMPENSATION FOR OFFERING OR SELLING YOUR SECURITIES.

Company response: The Company has added the following sentence to the prospectus cover page: "Mr. Wagner will not receive any compensation for offer or selling the 5,000,000 shares."

     8. PLEASE REVISE THE COVER PAGE TO REFERENCE THE APPLICABILITY OF PENNY STOCK RULES TO TRANSACTIONS IN YOUR SECURITIES AND INCLUDE SUCH DISCLOSURE IN YOUR PROSPECTUS SUMMARY.

Company response: The Company has added the following sentence to the prospectus cover page: "Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our common stock is limited, which makes transactions in our common stock cumbersome and may reduce the value of an investment in the stock."

Additionally, the Company has added the following disclosure to page 4:

          Under U.S. federal securities legislation, our common stock will be "penny stock". Penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor's account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person, and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

RISK FACTORS, PAGE 5

     9. IN THE INTRODUCTORY PARAGRAPH, YOU QUALIFY THAT THE RISKS YOU HAVE DISCLOSED ARE NOT THE ONLY RISKS YOU FACE. PLEASE REVISE TO REMOVE THIS DISCLOSURE AND CLARIFY THAT ALL MATERIAL RISKS ARE PRESENTED IN THIS SECTION.

Company response: On page 5, the Company has deleted the sentence "Additional risks and uncertainties we do not presently know or that we currently deem immaterial may also impair our business, financial condition or operating results."

     10. PLEASE REVISE THE HEADINGS OF THE RISK FACTORS SO THAT THEY DO NOT APPEAR IN ALL CAPITAL LETTERS BECAUSE THIS FORMAT IMPEDES READABILITY.

Company response: The Company has revised the headings of the risk factors so that they are in sentence format.

     11. PLEASE EXPAND YOUR RISK FACTOR TO DISCLOSE THE RISKS OF INVESTING IN A COMPANY BASED IN SWITZERLAND.

Company response: On page 8, the Company has added the following risk factor to disclose the risks of investing in a company based in Switzerland:

          OUR SOLE OFFICER AND DIRECTOR LIVES IN SWITZERLAND AND IS NOT A RESIDENT OF THE UNITED STATES, WHICH MEANS THAT IT MAY BE DIFFICULT TO ENFORCE ANY JUDGMENTS AGAINST HIM.

          Shareholders may have difficulty enforcing any potential claims against us because Philippe Wagner, our sole officer and director, resides outside the United States. Obtaining discovery in a lawsuit against us would require the cooperation of Mr. Wagner. If a shareholder desired to sue Mr. Wagner (as distinguished from us, the Company), shareholders would have to serve a summons and complaint on Mr. Wagner personally. Even if personal service is accomplished and a judgment is entered against Mr. Wagner, the shareholder would then have to locate the assets of Mr. Wagner, and register the judgment in the jurisdiction where the assets are located.

WE HAVE NO OPERATING HISTORY..., PAGE 6

     12. WE NOTE YOUR STATEMENT THAT YOU MAY REQUIRE ADDITIONAL FINANCING. YOUR DISCLOSURE ON PAGE 4 AND ELSEWHERE INDICATES THAT YOU WILL REQUIRE ADDITIONAL CAPITAL. PLEASE REVISE YOUR RISK FACTOR ACCORDINGLY.

Company response: The Company has revised its disclosure on page 6, deleting the text, "additional capital may be" and replacing such text with "financing in addition to our offering of shares of common stock for proceeds of $100,000 will [be required]"

WE HAVE LIMITED BUSINESS, SALES, AND MARKETING EXPERIENCE IN OUR INDUSTRY ..., PAGE 7

     13.  PLEASE EXPAND THIS RISK FACTOR TO ADDRESS YOUR LACK OF EXPERIENCE.

Company response: The Company has added the following text to the referenced risk factor on page 7:

          Additionally, we are a newly-formed, development stage company with no prior experience in our industry. We are entirely dependent on the services of our sole officer and director, Philippe Wagner, to build our customer base. While Mr. Wagner formerly had a career as a Managing Partner at Aeon Group, in Zurich, Switzerland, where he was responsible for consulting for some of the same services that we offer, our company has no prior experience which it can rely upon n order to garner it first customer. Prospective customers will be less likely to use our services than a competitor's because we have no prior experience in our industry.

INVESTORS WILL HAVE LITTLE VOICE REGARDING THE MANAGEMENT ..., PAGE 8

     14. PLEASE EXPAND THIS RISK FACTOR TO DISCLOSE THAT MR. WAGNER MAY ULTIMATELY EXERCISE COMPLETE CONTROL OVER THE COMPANY AND HAVE THE ABILITY TO MAKE DECISIONS REGARDING, (I) WHETHER TO ISSUE COMMON STOCK AND PREFERRED STOCK, INCLUDING DECISIONS TO ISSUE COMMON AND PREFERRED STOCK TO HIMSELF; (II) EMPLOYMENT DECISIONS, INCLUDING HIS OWN COMPENSATION ARRANGEMENTS, (III) THE APPOINTMENT OF ALL DIRECTORS; AND
          (IV) WHETHER TO ENTER INTO MATERIAL TRANSACTIONS WITH RELATED PARTIES.

Company response: The Company has added the following text to page 8:

          Accordingly, Mr. Wagner may ultimately exercise complete control over the Company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

USE OF PROCEEDS, PAGE 13

     15.  PLEASE EXPLAIN WHAT THE CATEGORY "MARKETING AND COLLATERAL" INCLUDES.

Company response: The Company has deleted the line item titled, "Marketing and Collateral" and moved the amounts in such line item to the line item titled, "Marketing/Advertising" because "Marketing and Collateral" meant marketing.

DESCRIPTION OF BUSINESS, PAGE 18

     16. WE NOTE THAT YOUR OPERATIONS ARE BASED IN SWITZERLAND. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE REGULATIONS APPLICABLE TO COMPANIES BASED IN SWITZERLAND. FURTHER, PLEASE DISCUSS THE IMPACT THESE REGULATIONS MAY HAVE ON INVESTORS.

Company response: The Company has added the following disclosure to page 18:
"Our sole officer and director, Philippe Wagner, works 8 months per year from Switzerland and 4 months per year from the US. Mr. Wagner intends to relocate to the US permanently in 2012. The Company is not required to register as a foreign company in Switzerland."

     17. PLEASE EXPAND YOUR DISCLOSURE REGARDING YOUR INTENDED BUSINESS. FOR EXAMPLE, PLEASE DISCLOSE WHETHER YOU INTEND TO TARGET PARTICULAR BUSINESSES INITIALLY, WHETHER YOU INTEND TO FOCUS ON A PARTICULAR GEOGRAPHICAL LOCATION INITIALLY, AND THE EXPERIENCE YOU HAVE IN PROVIDING THESE TYPES OF SERVICES BASED ON THE BUSINESSES TARGETED AND THE TARGETED LOCATIONS.

Company response: The Company has added the following disclosure to page 18:
"Initially, we are focusing on providing our services to the energy sector, mainly oil and gas companies with operations in the southern US states. The past experience of our sole officer and director, Philippe Wagner, is with Aeon Group in a position working with and advising companies in this sector on evaluating projects."

     18. WE NOTE YOUR DISCLOSURE ON PAGE 8 THAT YOUR SOLE OFFICER AND DIRECTOR HAS EXISTING RESPONSIBILITIES TO OTHER ENTITIES. PLEASE DISCLOSE ANY CONFLICTS RELATED TO THESE OTHER ENTITIES. ADDITIONALLY, ON PAGE 27, PLEASE EXPAND THE DISCLOSURE REGARDING MR. WAGNER'S EXPERIENCE TO INCLUDE HIS ROLE AT THESE OTHER ENTITIES.

Company response: The Company has added the following disclosure to pages 8 and 27: "Mr. Wagner currently serves as an officer a director for two private, US-based oil and gas companies, United Oil and Gas Corp and CEO of Tristar

Energy Group Inc., both of which have projects in the US. At both companies, Mr. Wagner is responsible for prospect evaluation, plus acquisition and development."

EMPLOYEES AND EMPLOYMENT AGREEMENTS, PAGE 20

     19. WE NOTE YOUR DISCLOSURE THAT MR. WAGNER WILL DEVOTE ADDITIONAL TIME TO YOUR OPERATIONS IF THE BOARD DETERMINES IT IS NECESSARY. HOWEVER, WE NOTE THAT MR. WAGNER IS YOUR SOLE DIRECTOR. PLEASE REVISE TO CLARIFY THAT MR. WAGNER WILL DEVOTE ADDITIONAL TIME TO YOUR OPERATIONS IF HE DETERMINES IT IS NECESSARY. ALTERNATIVELY, PLEASE CLARIFY WHETHER YOU INTEND TO ADD DIRECTORS AND IF SO, WHETHER THESE DIRECTORS WILL BE INDEPENDENT.

Company response: The Company has deleted "the board of directors" and replaced such text with "he". Additionally, the Company has clarified in the last sentence of the Employees an d Employment Agreements section that the Company does not anticipate adding additional directors for the 12 months following effectiveness of the Form S-1.

MANAGEMENT'S DISCUSSION AND ANALYSIS ..., PAGE 23

LIQUIDITY AND CAPITAL RESOURCES, PAGE 25

     20. WE NOTE YOUR DISCLOSURE REGARDING THE LOAN RECEIVED FROM A RELATED PARTY. IN THIS SECTION, IT APPEARS THAT THE LOAN AMOUNT WAS FOR $500; HOWEVER, IN NOTE 3 TO THE FINANCIAL STATEMENTS, YOU INDICATE THAT THE BALANCE OF THE LOAN IS $1,387. PLEASE REVISE TO CLARIFY THE AMOUNT OF THE LOAN. ADDITIONALLY, PLEASE DISCLOSE THE TERMS OF THE LOAN AND IDENTIFY THE RELATED PARTY. IF THERE IS A WRITTEN AGREEMENT, PLEASE FILE IT AS AN EXHIBIT. PLEASE DISCLOSE WHETHER YOU WILL BE ABLE TO OBTAIN ADDITIONAL LOANS FROM THIS RELATED PARTY IN THE FUTURE IF NECESSARY.

Company response: On page 25, the Company has clarified that that loan is for $1,387 and that "[t]he related party loan was made pursuant to an oral agreement with our sole officer and director, Philippe Wagner, bears no interest, is payable upon demand and has no term."

DIRECTOR COMPENSATION, PAGE 28

     21. WE NOTE YOUR DISCLOSURE THAT YOU "MAY AWARD SPECIAL REMUNERATION TO ANY DIRECTOR UNDERTAKING ANY SPECIAL SERVICES" ON YOUR BEHALF. PLEASE PROVIDE EXAMPLES OF THE TYPES OF SERVICES THAT WOULD RESULT IN REMUNERATION TO A DIRECTOR. WE NOTE THAT MR. WAGNER, AS AN EMPLOYEE, WILL PROVIDE SERVICES NOT TYPICALLY PERFORMED BY A DIRECTOR. PLEASE DISCLOSE WHETHER YOU INTEND TO COMPENSATE DIRECTORS THAT ALSO SERVE AS ONE OF YOUR EXECUTIVE OFFICERS.

Company response: The Company has added to following disclosure to page 28:
"Over the next 12 months, we do not intend to compensate directors that also serve as one of our executive officers." On page 28, the Company has added that after "after 12 months from the date of this prospectus," directors may receive special remuneration, "such as (i) participating in day-today operations of the

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Company, or (ii) providing professional services, such as accounting or legal, if a director is an accountant or a lawyer," to provide examples of the types of services that would result in remuneration to a director.

Please contact the undersigned with any questions or comments.

                                        Very truly yours,


                                        /s/ Thomas E. Puzzo
                                        -------------------------------
                                        Thomas E. Puzzo


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